Exhibit 99.1

New Pacific Files Form 40-F Annual Report

VANCOUVER, BC, Sept. 28, 2021 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) reports that the Company has filed today its fiscal 2021 annual report on Form 40-F with the U.S. Securities and Exchange Commission ("SEC").

The Form 40-F, which includes the Company's fiscal 2021 annual audited financial statements, management's discussion and analysis, and annual information form, is available on the Company's website at https://www.newpacificmetals.com/ and on the SEC's website at www.sec.gov/edgar.shtml. Printed copies of the Company's fiscal 2021 annual financial statements, management's discussion and analysis, annual information form and Form 40-F are available free of charge to New Pacific securityholders upon written request.

About New Pacific

New Pacific is a is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information

Stacey Pavlova, CFA
VP, Investor Relations and Corporate Communications
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 18:00e 28-SEP-21